9/6

06007450

AB 4/1/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 2 2 2006 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road, Suite 402
(No. and Street)

Winston-Salem (City) NC (State) 27104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linwood P. Britton, III (336) 722-7881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown, Jenkins & Company, PA
(Name – *if individual, state last, first, middle name*)

110 Oakwood Drive, Suite 530 Winston-Salem, NC 27103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Linwood P. Britton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY S HUNT
Official Seal
Notary Public - North Carolina
Forsyth County
My Comm. Expires Apr. 19, 2010

Linwood P. Britton, III
Signature

President
Title

Tammy S. Hunt
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

☑ (o) Independent Auditors' report on internal accounting control.

The Orr Group, LLC

SEC MAIL
RECEIVED
MAR 2 2 2006
PROCESSING
WASH., D.C.
213
SECTION

FINANCIAL STATEMENTS

December 31, 2005

Brown, Jenkins & Company, P.A.

Certified Public Accountants

Independent Auditor's Report

☐ Kenneth B. Brown, CMA, CPA
☐ Charles S. Jenkins, MBA, CPA
☐ Becky A. Oneyear, CPA

Board of Directors
The Orr Group, LLC
110 S. Stratford Road, Suite 402
Winston Salem, NC 27104

We have audited the accompanying statement of financial condition of The Orr Group, LLC as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orr Group, LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown, Jenkins & Company, P.A.

Brown Jenkins & Co., P.A.
Winston Salem, North Carolina

February 10, 2006

The Orr Group, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS		
CURRENT ASSETS		
Cash	$903,432	
Other Assets:		
Reimbursable Expenses	10,456	
Prepaid Expenses	13,074	
TOTAL CURRENT ASSETS		$926,962
PROPERTY AND EQUIPMENT		
Computer & Software	$5,522	
Office Furniture & Equipment	1,789	
Accumulated Depreciation	(625)	
Net Property and Equipment		$6,686
TOTAL ASSETS		$933,648
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$8,355	
Credit Card Payable	2,878	
TOTAL CURRENT LIABILITIES		$11,233
MEMBERS' EQUITY		
Managing Members' Equity	$922,415	
TOTAL MEMBERS' EQUITY		$922,415
TOTAL LIABILITIES & MEMBERS' EQUITY		$933,648

See accompanying notes and accountants' report.

The Orr Group, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2005

Revenues:		
Merger & Acquisitions	$1,763,641	
		1,763,641
General and Administrative Expenses		
Employee Compensation	394,863	
Commissions	236,250	
Travel	63,147	
Dues & Subscriptions	49,586	
Professional Fees	32,091	
Employee Benefits	31,044	
Office Rent	26,521	
Members' Health/Dental Insurance	22,381	
Payroll Taxes	22,286	
Contract Services	21,527	
Telephone	18,477	
Simple Plan Company Match	17,373	
Office Supplies	14,004	
Meals & Entertainment	13,606	
Marketing & Advertising	11,945	
Repairs & Maintenance	9,746	
Printing & Reproduction	9,574	
Members' Life/Disability Insurance	6,981	
Postage & Delivery	5,752	
Consulting Fee	5,000	
Workers' Compensation Insurance	2,621	
Continuing Education	1,275	
Depreciation Expense	625	
Interest Expense	461	
Property Taxes	340	
Fidelity Bond	319	
Penalties	262	
Contributions	100	
Bank Service Fees	35	
Total General & Administrative Expenses		1,018,192
NET INCOME		$745,449

The Orr Group, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2005

	Members' Equity
Balance at December 31, 2004:	$89,966
Capital Contributions:	87,000
Capital Withdrawals:	0
Net Income:	745,449
Balance at December 31, 2005	$922,415

See accompanying notes and accountants' report.

The Orr Group, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash Flow from Operating Activities:		
Net Income	$745,449	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation Expense	625	
Decrease in Accounts Receivable	25,000	
Increase in Reimburseable Expenses	(8,648)	
Increase in Prepaid Expenses	(9,433)	
Increase in Accounts Payable	8,355	
Increase in Simple Plan Payable	0	
Decrease in Credit Card Payable	(8,485)	
Net Cash Provided by Operating Activities		$752,863
Cash Flow from Investing Activities:		
Purchase of Furniture & Equipment	(7,310)	
Net Cash Provided by Investing Activities		($7,310)
Cash Flow from Financing Activities:		
Members' Capital Contributions	$87,000	
Members' Capital Distributions	0	
Net Cash Used by Financing Activities		$87,000
Net Increase in Cash and Cash Equivalents		$832,553
Cash and Cash Equivalents, Beginning		$70,879
Cash and Cash Equivalents, Ending		$903,432
Interest paid on credit cards in 2005		$461

NOTE - A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina Limited Liability Company licensed in North Carolina and South Carolina. The Company's revenue is generated principally by fees for facilitating merger and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the Southeastern United States.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Accounting Method

The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

The Company did not hold any customer deposits or funds accruing to customers as results of trades or contracts.

Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and records an allowance for anticipated bad debt based on prior experience. As of December 31, 2005 all outstanding balances had been collected.

Reimbursable Expenses

Reimbursable expenses are amounts incurred by the Company in relation to existing business contracts that their clients are to reimburse the Company for but that have not invoiced.

Prepaid Expenses

Prepaid expenses reflect the amounts paid during 2005 for company expenses that will be properly booked in 2006.

Property, Equipment and Depreciation

Property and equipment will be carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments will be capitalized.

Computer systems	5 years
Software	3 years
Office equipment	7 years

The modified accelerated cost recovery system will be used for federal income tax purposes.

Advertising Cost

The Company expenses the cost of advertising or marketing as they are incurred. These amounts are reflected in the accounts for printing and reproduction and postage and delivery.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Limited Liability Company

The membership interests are divided into two classes- Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2005 there are not any Class B interests.

NOTE - B - INCOME TAX STATUS

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxes depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

NOTE - C - COMMITMENTS

The Company has a lease commitment under a non-cancelable operating lease for its office space expiring May 31, 2006. The following is a schedule by years of the future minimum payments under this operating lease as of December 31, 2005.

Year Ending December 31,	
2006	$10,603

The Company incurred $24,904 in minimal rent payments during the year ended December 31, 2005 and incurred $3,237 in CPI charges.

NOTE – D – SUBSEQUENT EVENTS

Subsequent to the balance sheet date the members/owners withdrew capital of $ 837,100 pertaining to distributions of earnings from 2005 and in turn reinvested $11,000 the next day. Distributions of $828,000 were reported on the fourth quarter FOCUS Report Scheduled Withdrawals; however the net withdrawals totaled only $826,100.

Prior to the date of the audit report the Company had collected $2,040,368 on 2006 invoices and subsequently paid out earning distributions to the members/owners totaling $1,091,292.

On February 7, 2006, the Company made an unsecured short-term loan to one of the managing members of $420,000.

Note D Subsequent Events continued

Subsequent to the balance sheet date, the Company made a payment of $50,000 to a family member of the owners for consulting work to be performed in 2006.

NOTE – E – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Winston Salem, North Carolina. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company's uninsured cash balances total $840,595.

The Company primarily operates within the southeast United States with approximately 70% of current year revenue being generated within the banking industry. Economic conditions have historically had a significant impact upon the merger and acquisitions field due to the tendency of companies not to seek acquisitions and/or mergers during a downturn in the economy.

NOTE – F – SIMPLE RETIREMENT PLAN

The Company implemented a Simple retirement plan during 2005. Under the terms of the plan, employees and actively participating members/owners of the limited liability company are entitled to contribute up to the maximum allowable not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3% of the employee salary deferred contributions and 3% of self -employed earnings for the members/owners.

For the year ended December 31, 2005 the Companies expense related to the matching contributions were $17,373.

NOTE – G – RELATED PARTY TRANSACTIONS

During 2005, The Orr Group, LLC funded an investment into Space Savers Air, LLC for an original cost of $87,000 representing a 33 1/3% ownership interest. On December 27, 2005 The Orr Group, LLC sold and transferred its interest in Space Savers Air, LLC to Big Sky Air, LLC (a related party though common ownership) for an amount of $87,000.

The Company incurred travel cost of $1,700 for use of the plane owned by Space Savers Air, LLC during 2005.

Note G Related Party Transactions continued

During the year the employees and owners/managers had on occasion paid for company expenses personally (normally travel, office supplies, meals and entertainment, and mileage reimbursements) and the Company had then reimbursed them based on expense reports. For the year ended December 31, 2005 these reimbursements totaled $54,897.

Employees and owner/managers on occasion have paid for personal expenses with the company credit card (the largest part being travel related expenses). The Company requires that all such expenses be repaid to the company. The amounts are normally posted to reimbursable expenses until repaid. The amount repaid to The Orr Group, LLC during 2005 totaled $17,585. At December 31, 2005 all personal expenses had been repaid.

Schedule I

The Orr Group, LLC

COMPUTATION OF NET CAPITAL
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Net Capital		
Total members' equity		$922,415
Deduct members' equity not allowable for net capital		0
Total members' equity qualified for net capital		$922,415
Add:		
Subordinated borrowings allowable in computation of net capital		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated borrowings		922,415
Deductions and/or charges:		
Nonallowable assets:		
Furniture/Equipment @ cost net of accum. depreciation	6,686	
Reimbursable expenses	10,456	
Prepaid Expenses	13,074	
	30,216	
Secured demand note deficiency	0	
Commodity futures contracts and spots commodities-proprietary capital charges	0	
Other deductions and/or charges	0	30,216
Net Capital before haircuts on securities positions (tentative net capital)		892,199
Haircuts on securities:		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and investment securities:	0	
Exempt securities	0	
Debt securities	0	
Options	0	
Other securities	0	
Undue concentrations	0	0
Net Capital		$892,199

Computation of net capital requirement continued on next page

Schedule I

The Orr Group, LLC

COMPUTATION OF NET CAPITAL
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Aggregate indebtedness:	
Items included in statement of financial condition:	
Other accounts payable and accrued expenses	$11,233
Drafts payable	0
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total Aggregate indebtedness	$11,233
Computation of basic net capital requirement	
Minimum net capital required(6 2/3% of aggregate indebtedness)	$749
Minimum dollar net capital requirement of reporting broker/dealer	$5,000
Net capital requirement	$5,000
Excess net capital at 1,000 percent	$891,076
Ratio: Aggregate indebtedness to net capital	1.26%
or	.0126 to 1

Reconciliation of the Computation of Net Capital to the Unaudited FOCUS, Part IIA
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$900,554
Audit adjustment to record accounts payable - reduced members' equity	(8,355)
Net capital, as reported on Audited Finanical Statement Schedule I - Computation of Net Capital	$892,199

Schedule II

The Orr Group, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

The Orr Group, LLC claims an exemption from Rule 15c3-3 under section (k)(2)(i).

See accompanying notes and accountants' report.

Board of Directors
The Orr Group, LLC
110 S. Stratford Road, Suite 402
Winston Salem, NC 27104

In planning and performing our audit of the financial statements and supplemental schedules of The Orr Group, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown. Jenkins & Company. P.A.

Brown Jenkins & Co., P.A.
Winston Salem, North Carolina

February 10, 2006